      As filed with the Securities and Exchange Commission on December 7, 2001
                                                    Registration No. 333-51714

==============================================================================

                                UNITED STATES
                      Securities and Exchange Commission
                            Washington, D.C. 20549

                          APPLICATION FOR WITHDRAWAL
                                      OF
                                  Form SB-2

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           LET'S PLAY SPORTS, INC.
                           -----------------------
                (Name of small business issuer in its charter)

        Colorado                           7999                    33-0800551
-----------------------------   ----------------------------    ----------------
(State or jurisdiction of       (Primary Standard Industrial    (I.R.S. Employer
incorporation or organization)   Classification Code Number)   Identification No.)

     9606 Aero Drive, Suite 1300                   Thomas W. Higginson
  San Diego, California 92123-1806             9606 Aero Drive, Suite 1300
           (858) 637-5766                    San Diego, California 92123-1806
  (Address and telephone number of                    (858) 637-5766
   principal executive offices and             (Name, address and telephone
    address of principal place of                       number of
              business)                             agent for service)

                               With copies to:

                            Thomas S. Smith, Esq.
                            Kevin J. Kanouff, Esq.
                             Dorsey & Whitney LLP
                         370 17th Street, Suite 4700
                            Denver, Colorado 80202
                                (303) 629-3400

    Pursuant to Rule 477 adopted under the Securities Act of 1933, as amended, Let's Play Sports, Inc. hereby applies to withdraw Registration
Statement No. 333-51714, and all exhibits thereto.  Let's Play Sports, Inc.
is hereby requesting withdrawal of the Registration Statement due to the fact the offering was not able to be completed.  No securities were sold in connection with the offering.  Let's Play Sports, Inc. may undertake a subsequent private offering in reliance upon Rule 155(c).

                                  SIGNATURES

    In  accordance  with the  requirements  of Rule 478(c)  adopted  under the
Securities  Act of 1933,  as amended,  this  Application  for  Withdrawal  was signed by the undersigned on the date indicated.

                                       LET'S PLAY SPORTS, INC.

                                       By: /s/ Thomas W. Higginson
                                           Thomas W. Higginson, President

Date: November 21, 2001.